UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

Value Add Growth REIT IV, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930, San Diego, CA 92101

(Address of principal executive offices)

88-3116249

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to Value Add Growth REIT IV, LLC, unless the context indicates otherwise.

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The financial statements included in this filing as of and for the six months ended June 30, 2025 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

The Company was formed July 5, 2022 and began operating September 27, 2023 when we launched our Offering of shares pursuant to a Registration Offering Statement on Form 1-A. We made our first investment in a real estate project in 2024. As of June 30, 2025, the Company had invested a total of $1,151,951 in equity in 5 projects managed by either our Sponsor or a third-party joint venture partner and $401,885 in debt in 1 project managed by our Sponsor, for a total of $1,553,836 in equity and debt investments, as follows:

Property	Ownership Percentage (%)	Investment Type	Investment Amount*
Village Creek	1.56	Equity	$135,000
Avalon I (aka) Willow Ridge	1.44	Equity	$166,486

Mission Villas	5.42	Equity	$589,420
Azul	1.92	Equity	$166,045
Onyx on Park	0.74	Equity	$95,000
Avalon II (aka NCP Dove)	N/A	Debt	$401,885
TOTAL			$1,553,836

*	Investment Amount represents the net amount contributed to the specified property or related fees or expenses and does not include unrealized losses or gains or other adjusting journal entries.

In June 2025, the Company made an initial equity investment of $95,000 into Onyx on Park, a newly constructed, 71 unit multifamily property in San Diego that is managed by a third-party sponsor with our Sponsor maintaining certain co-management rights.

Revenue

The Company received no revenue during the period ending June 30, 2025.

Expenses

Our net loss for the period ending June 30, 2025 was $61,324, consisting entirely of general and administrative expenses, compared to a net loss of $101,966 for the period ending June 30, 2024.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. As of June 30, 2025, we had raised $2,111,519 and redeemed $65,250 of shares in connection with our rescission offer (see “Regulation A Offering” below); we had deployed approximately $1,553,836 in 6 investments; and we had approximately $41,031 in cash and cash equivalents and $50,000 in restricted cash and cash equivalents.

As discussed below in “Regulation A Offering”, we terminated our initial offering on December 11, 2024.

As of June 30, 2025, we anticipate that cash on hand, future cash flows from operations, and proceeds from asset sales will provide sufficient liquidity to meet future funding commitments and costs of operations.

Regulation A Offering

On September 27, 2023, our offering circular whereby we sought to raise up to $75,000,000 through the sale of Class A Investor Shares under Regulation A was “qualified” by the Securities and Exchange Commission.

Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend or supplement its offering statement to update the financial information in the offering circular and to reflect any other changes to its disclosure including changes to the offering price, if any. The Company failed to file a post-qualification amendment to its offering statement timely and, as a result, that offering statement was no longer available for the Company to sell Class A Investor Shares to investors who made purchases after September 27, 2024 through December 11, 2024.

In order to address this issue, we terminated our offering and we made a rescission offer to stockholders who purchased Class A Investor Shares during the period September 28, 2024 to December 11, 2024. That rescission offer terminated on April 27, 2025 and 6,525 Class A Investor Shares were rescinded and $65,250 in offering proceeds, plus statutory interest, was returned to stockholders.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macroeconomic forces that affected all asset classes in the first half of 2025. Short term headwinds included continuing high interest rates and the treatment of federal surplus/deficit spending and inflation as measured by the Consumer Price Index (CPI), but upward pressure on the job market has spawned hope for interest rate cuts later in 2025.

We anticipate rent growth to return in select markets before the end of 2025 once new construction deliveries are fully absorbed. Sustained high interest rates will likely continue to impact valuations as multifamily transaction prices will begin to come more in line with the increased cost of capital until significant rate cuts are in place.

ITEM 2

OTHER INFORMATION

SEC Investigation and Related Litigation

An affiliate of the Company was a respondent in an administrative proceeding with the SEC in November 2021 when the SEC began an investigation of DF Growth REIT II, LLC (“REIT II”), and in February 2022 the SEC initiated a related enforcement action. The SEC alleged that REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors and had included inaccurate statements about the Company on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. On June 9, 2023 the SEC issued a settlement order in which no fines or penalties were administered by the SEC. The SEC concluded its investigation of REIT II on August 9, 2023 and announced that it recommended no further actions against REIT II or any of its affiliates.

In December 2022 attorneys for three shareholders in REIT II brought a putative class action against REIT II; DF Growth REIT I, LLC; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in REIT II. REIT II engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, REIT II filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys for the plaintiffs filed an amended complaint and REIT II again responded with a motion to dismiss all claims. On June 8, 2025 the court issued a ruling that dismissed most claims as implausible or insufficiently supported by facts but permitted three claims to continue. Our counsel believes that the court made errors in its evaluation of the remaining claims and that those claims will be rejected at trial should the case not settle beforehand. The parties are now waiting to schedule the beginning of discovery. It is difficult to predict the course of contested litigation and the potential impacts on REIT II, its affiliates, and/or their investors and employees range from the cost of litigation, including attorneys’ fees for defending the claims as well as those of plaintiffs should the court rule against the company, to significant economic consequences.

Recent Developments

Investments

No new real estate investments were acquired or sold by the Company since June 30, 2025 other than additional investments into assets listed in the table above.

ITEM 3

Financial Statements

Value Add Growth REIT IV, LLC

Value Add Growth REIT IV, LLC
Balance Sheet
As of June 30, 2025 (Unaudited) and December 31, 2024 (Audited)

	Six Months Ended June 30, 2025	Year Ended December 31, 2024
ASSETS
Cash and Cash Equivalents	$41,031	$624,605
Restricted Cash and Cash Equivalents	$50,000	$50,000
Deferred Offering Costs	39,026	-
Related Party Receivables	3,500	3,500
Total Real Estate Equity Investments, Net	1,151,951	663,004
Total Real Estate Debt Equity Investments, Net	401,885	401,885
TOTAL ASSETS	$1,687,394	$1,742,994

LIABILITIES AND EQUITY

LIABILITIES
Accounts Payable	$36,016	$36,016
Related Party Payable	-	-
TOTAL LIABILITIES	$36,016	$36,016

MEMBERS’ EQUITY
Common Shares: $10 par value; 1,000,000 shares authorized; Class A shares $10 par value; 19,000,000 shares authorized; 204,627 and 211,152 issued and outstanding, net of offering costs as of June 30, 2025 and December 31, 2024	$2,046,059	$2,111,519
Accumulated Deficit	(394,681)	(404,541)
TOTAL EQUITY	$1,651,378	$1,706,978

TOTAL LIABILITIES AND EQUITY	$1,687,394	$1,742,994

Value Add Growth REIT IV, LLC
Statement of Operations
For the periods ended June 30, 2025 (Unaudited) and June 30, 2024 (Unaudited)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

REVENUES
Rental Property Revenue
Other Income
TOTAL REVENUE	$-	$-

EXPENSES
Operating Expenses
General and administrative expenses	$61,324	$21,870
Fund Management	-	80,096
Total Operating Expenses	$61,324	$101,966
TOTAL EXPENSES	$61,324	$101,966
Net Loss	$(61,324)	$(101,966)

Value Add Growth REIT IV, LLC
Statement of Cash Flows
For the periods ended June 30, 2025 (Unaudited) and June 30, 2024 (Unaudited)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
OPERATING ACTIVITIES
Net Loss	$(61,324)	$(101,966)
Increase (decrease) in Accounts Payable	-
Net cash (used in) operating activities	$(61,324)	$(101,966)
INVESTING ACTIVITIES
Deferred Offering Costs	-	-
Investments in Real Estate Investments	(457,000)	(450,906)
Investments in Real Estate Debt Investments		(100,550)
Net cash provided by investing activities	$(457,000)	$(551,457)
FINANCING ACTIVITIES
Proceeds from the issuance of class A shares		894,570
Redemption of Capital	$(65,250)
Net cash provided by financing activities	$(65,250)	$894,570

Net cash increase in cash and cash equivalents	(583,574)	$241,147
Cash and cash equivalents, beginning of period	$624,605	$68,690
Cash and cash equivalents, end of period	41,032	$309,837

Value Add Growth REIT IV, LLC
Statement of Members’ Equity
For the year ended December 31, 2024 (Audited)

	Common Shares		Class A Investor Shares		Accumulated	Total
	Shares	Amount	Shares	Amount	Deficit	Equity
As of January 1, 2024	1,000,000	$-	21,477	$214,770	(80,187)	134,583
Proceeds from issuance of Class A shares			189,675	1,896,749		1,896,749
Distributions declared on Class A shares						-
Net Loss					(324,354)	(324,354)
Balance as of December 31, 2024	1,000,000	$-	211,152	$2,111,519	$(404,541)	$1,706,978

Value Add Growth REIT IV, LLC
Statement of Members’ Equity
For the six months ended June 30, 2025 (Unaudited)

	Common Shares			Class A Investor Shares		Accumulated	Total
	Shares	Amount		Shares	Amount	Deficit	Equity
As of January 1, 2025	1,000,000		$-	211,152	$2,111,519	$(404,541)	$1,706,978
Proceeds from issuance of class A shares							-
Distributions declared on Class A shares							-
Redemption of Capital				(6,525)	$(65,250)		(65,250)
Net Loss/Profit						9,350	9,350
Balance as of June 30, 2025	1,000,000	$		204,627	$2,046,269	$(395,191)	$1,651,078

ITEM 4

Exhibits

Exhibit 1A-2A	Certificate of Formation*
Exhibit 1A-2B	Limited Liability Company Agreement dated July 5, 2023*
Exhibit 1A-2C	Authorizing Resolution of the Company*
Exhibit 1A-6A	Investment Agreement*
Exhibit 1A-6B	Management Services Agreement by and between the Company and the Manager dated June 20, 2023*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11394) and incorporated by reference herein

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 29, 2025.

Value Add Growth REIT IV, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio,

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis

Director and Chief Investment Officer of DiversyFund, Inc. September 29, 2025

/s/ Craig Cecilio

Director and Chief Executive Officer of DiversyFund, Inc. September 29, 2025